January 18, 2006

BY EDGAR AND BY COURIER

Securities and Exchange Commission

450 Fifth Street NW

Mail Stop 4561

Washington, DC 20549

Attention:	Steven Jacobs

Accounting Branch Chief

DearSirs:

Re: InternetStudios.com, Inc. (the “Company”) Form 10-KSB for the year ended December 31, 2004 Filed May 19, 2005 File No. 000-27363

                              Thank you for your letter of June 3, 2005 with respect to the Annual Report on Form 10-KSB (the "Form 10-KSB") filed by InternetStudios.com, Inc. (the "Company"). For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 4 - Acquisition of Trocadero Library, page 30

1.            Please provide us with your basis for concluding that shares issued to Mr. Bigle were solely consideration for the assets to be acquired rather than compensation for future services under the written management agreement disclosed on page 4. In your response, explain any conditions under which the shares are forfeitable.

Section 2.1.2 of the July 30, 2003 Asset Purchase Agreement between the Company and Mr. Bigle provides as follows:

2.1          Purchase Price.            The aggregate purchase price (the “Purchase Price”) payable by Buyer as consideration for the transfer of the Assets to Buyer shall consist of:

* * *

2.1.2     One million (1,000,000) shares of Buyer’s common stock, restricted pursuant to Rule 144 of the Securities Act of 1933, as amended, and applicable state law and subject to appropriate legends, issued in the name of Seller or Seller’s designee (provided that such designee shall satisfy the conditions of Section 3.19 hereof as if such designee were Seller) (the “Shares”).

A copy of this Asset Purchase Agreement was filed as Exhibit 10.29 to the Company’s Form 10-QSB filed June 30, 2003.

The common shares that the Company was obligated to deliver to Mr. Bigle pursuant to the Asset Purchase Agreement were issued and delivered to Mr. Bigle. They are not subject to forfeiture.

In a subsequent agreement, the Company retained Mr. Bigle to provide consulting assistance during the period from May, 2004 through March 2005 in exchange for an annual consulting fee of $110,000 payable in monthly instalments of $10,000. Although executed by the parties, neither party performed its obligations under this agreement and the term has since expired.

The Company is also party to a February 1, 2005 Consulting Agreement with 24/7 Entertainment International Inc., a company beneficially owned and controlled by Mr. Bigle, pursuant to which 24/7 Entertainment International Inc. agreed to provide Mr. Bigle’s services to the Company for an annual fee of $150,000, payable monthly in twelve equal instalments.

Note 5 - Loans Payable, page 30

2.            It appears form your disclosure that the loans issued in 2003 are convertible at a discount to the fair market value of the stock (at least 15%). Please advise us how you considered EITF 98-5 and 00-27 in accounting for these beneficial conversion features.

The Company’s shares were not actively traded at the time of arranging these loans. Furthermore, the shares issuable on conversion are restricted shares subject to resale restrictions. Accordingly, management determined that there was no intrinsic value attributable to the conversion terms and therefore there was no beneficial conversion feature imbedded in the convertible debt instruments.

Note 7, Capital Stock, page 32

3.            We note that you have an obligation to issue shares of common stock in connection with the settlement of certain liabilities and that you record this obligation as part of stockholders’ equity. Please explain to us your basis in accounting for including each of your obligations as a component of stockholders’ equity rather than a liability. Please cite the relevant accounting literature you rely on to support your accounting policy. In the case of your August and October 2003 obligation, please explain to us why there is such a significant delay in share issuance.

The creditors signed formal agreements to accept shares in settlement of the debts outstanding and no longer had the right to enforce payment other than by the issue of common stock. Accordingly, the Company re-classified these into equity pending the actual issuance of common shares.

The delay in share issuance was the result of unresolved issues with one of the Company’s lenders pertaining to the number of shares it was entitled to receive as a bonus in respect of the loan. Issuance of these bonus shares to this lender was withheld pending resolution of these issues. This specific issue has now been resolved and these shares have been issued

Note 9, Write-Off of Accounts Payable, page 34

4.            in a supplemental response, please explain in sufficient detail the nature of these liabilities and your basis for recognizing this as a gain on debt extinguishments. Also, tell us how you considered the applicable state escheat laws when making the determination that this is a gain on debt extinguishments rather than unclaimed property. Refer also to paragraph 16 of SFAS 140.

The write-off of liabilities was largely in relation to four now defunct subsidiaries of InternetStudios. These were OnlineFilmSales.com, LLC, ReporterTV.com, LLC, InternetStudios Entertainment Finance, Inc. and InternetStudios.com, UK, Inc. With respect to the two limited liability companies, the Company was advised by its US counsel in 2001 that InternetStudios.com Inc. was not responsible for these debts because members of limited liability companies are not liable for the debts of the limited liability company as a matter of law. Futhermore, all of these subs were all wound down over time, and, accordingly, the associated liabilities were written off. With regard to liabilities of the parent company, where applicable, these have been accounted for as potential liabilities in the Company’s financial statements, where they remain. In our opinion, the state escheat laws were not applicable to the determination of the accounting treatment of these liabilities.

5.            Please tell us what monetary or non-monetary consideration you gave up to settle amounts payable to your current and former officers and how you accounted for such consideration. If no consideration was transferred, please explain to us in sufficient detail why your current and former officers would forgive this debt. Finally, explain how you considered footnote 1 of APB 26 in recognizing a gain on this transaction.

The forgiveness of debt by Robert MacLean, Mark Rutledge and Mike Edwards was agreed to in an effort to refinance the Company. The Company and these current and former officers and directors believed that loans owed to previous officers could have a negative effect in attracting necessary investment for the Company. There was no consideration given for the cancellation of these loans.

Finally, and as requested, we enclose the Company's written statement acknowledging that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding this Amendment or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 310-963-8215.

Yours truly,

INTERNETSTUDIOS.COM INC.

Per: /s/ Robert K. MacLean

Robert K. MacLean,

President